SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 26)*

The Progressive Corporation

(Name of Issuer)

Common Shares, $1.00 Par Value

(Title of Class of Securities)

743315 10 3

(CUSIP Number)

December 31, 2008

(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 743315 10 3	SCHEDULE 13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). Peter B. Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 49,279,799 (See footnote 1 below)
6 SHARED VOTING POWER -0-
7 SOLE DISPOSITIVE POWER 49,279,799 (See footnote 1 below)
8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,279,799 (See footnote 1 below)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%
12	TYPE OF REPORTING PERSON (See Instructions) IN

1.	As of 12/31/08. Includes the following: (i) 827,885 Common Shares held by two charitable funds that Mr. Lewis controls, but as to which he has no pecuniary interest; (ii) 454,000 shares held by four trusts for the benefit of Mr. Lewis’s grandchildren, as to which Mr. Lewis is the trustee but has no pecuniary interest; (iii) 428,544 Common Shares which Mr. Lewis has the right to acquire under stock options that were exercisable as of 12/31/08 or that will become exercisable within 60 days thereafter; (iv) 221,756 Common Shares held in an account for Mr. Lewis under the issuer’s 401(K) plan; (v) 12,549 restricted Common Shares granted to Mr. Lewis in his capacity as Chairman of the Board of the Issuer; and (vi) 47,335,065 Common Shares held directly or indirectly by Mr. Lewis.

SCHEDULE 13G

Item 1(a)	Name of Issuer:

The Progressive Corporation (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

6300 Wilson Mills Road, Mayfield Village, Ohio 44143.

Item 2(a)	Name of Person Filing:

Peter B. Lewis.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

6300 Wilson Mills Road, Mayfield Village, Ohio 44143.

Item 2(c)	Citizenship:

Peter B. Lewis is a United States citizen.

Item 2(d)	Title of Class of Securities:

Common Shares, $1.00 par value, of the Issuer.

Item 2(e)	CUSIP Number:

743315 10 3.

Item 3	Not Applicable.

Item 4	Ownership

(a) Amount Beneficially Owned

49,279,799 *

(b) Percent of Class

7.3%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

49,279,799 *

(ii) shared power to vote or to direct the vote

-0-

(iii) sole power to dispose or to direct the disposition of

49,279,799 *

(iv) shared power to dispose or to direct the disposition of

-0-

*	See footnote 1 on page 2.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certifications:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 3, 2009

Signature:	/s/ Peter B. Lewis
Name/Title:	Peter B. Lewis